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Avalon Advanced Materials Inc. – Change in Auditors Notice

Re:	Avalon Advanced Materials Inc.
Change of Auditor Notice Dated September 1, 2017

Dear Sirs/Mesdames:

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

(signed) ERNST & YOUNG LLP

Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants

cc:  The Board of Directors, Avalon Advanced Materials Inc.